UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

HilleVax, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

43157M 102

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43157M 102

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,246,135 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,246,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on 48,416,931 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (including the underwriters’ option to purchase an additional 1,200,000 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 20, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,246,135 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,246,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on 48,416,931 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (including the underwriters’ option to purchase an additional 1,200,000 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 20, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,246,135 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,246,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on 48,416,931 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (including the underwriters’ option to purchase an additional 1,200,000 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 20, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. Frazier Life Sciences X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,535,337 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,535,337 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,535,337 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)

Based on 48,416,931 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (including the underwriters’ option to purchase an additional 1,200,000 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 20, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. FHMLS X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,535,337 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,535,337 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,535,337 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)

Based on 48,416,931 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (including the underwriters’ option to purchase an additional 1,200,000 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 20, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. FHMLS X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,535,337 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,535,337 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,535,337 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)

Based on 48,416,931 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (including the underwriters’ option to purchase an additional 1,200,000 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 20, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 9,781,472 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 9,781,472 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,781,472 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)

Based on 48,416,931 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (including the underwriters’ option to purchase an additional 1,200,000 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 20, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 25,000 shares (1)
	8.	Shared Voting Power 9,781,472 shares (2)
	9.	Sole Dispositive Power 25,000 shares (1)
	10.	Shared Dispositive Power 9,781,472 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,806,472 shares (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 25,000 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Heron that are exercisable within 60 days of September 25, 2023.
(2)

Consists of (i) 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(3)

Based on (i) 48,416,931 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (including the underwriters’ option to purchase an additional 1,200,000 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 20, 2023 and (ii) 25,000 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Heron that are exercisable within 60 days of September 25, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,246,135 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,246,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on 48,416,931 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (including the underwriters’ option to purchase an additional 1,200,000 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 20, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,246,135 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,246,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on 48,416,931 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (including the underwriters’ option to purchase an additional 1,200,000 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 20, 2023.

CUSIP No. 43157M 102

Item 1.	Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends the statement on Schedule 13D filed on May 6, 2022 (the “Original Schedule 13D”), as amended on September 8, 2022 and May 5, 2023 (the “Prior Amendments”, and together with the Original Schedule 13D and this Amendment No. 3, the “Schedule 13D”) with respect to the Common Stock of HilleVax, Inc. (the “Issuer”), having its principal executive office at 321 Harrison Avenue, Boston, MA 02118. Except as otherwise specified in Amendment No. 3, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

The Reporting Persons are filing this Amendment No. 3 to report a decrease in the percentage of the class beneficially owned by the Reporting Persons due to an increase in the aggregate number of outstanding securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLS X is the record owner of FLS X Shares. As the sole general partner of FLS X, FHMLS X, L.P. may be deemed to beneficially own the FLS X Shares. As the sole general partner of FHMLS X, L.P., FHMLS X, L.L.C. may be deemed to beneficially own the FLS X Shares. As members of FHMLS X, L.L.C., Heron and Topper may each be deemed to beneficially own the FLS X Shares.

FLSPF is the record owner of FLSPF Shares. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF Shares. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Shares. As members of FHMLSP, L.L.C., Heron, Topper, Cha and Brush may each be deemed to beneficially own the FLSPF Shares.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. For each Reporting Person other than Heron, such percentage was calculated based on 48,416,931 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (including the underwriters’ option to purchase an additional 1,200,000 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 20, 2023.

Heron’s percentage was calculated based on (i) 48,416,931 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (including the underwriters’ option to purchase an additional 1,200,000 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 20, 2023, and (ii) 25,000 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Heron that are exercisable within 60 days of September 25, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2023	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 27, 2023	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 27, 2023	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 27, 2023	FRAZIER LIFE SCIENCES X, L.P.
By: FHMLS X, L.P., its General Partner
By: FHMLS X, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 27, 2023	FHMLS X, L.P.
By: FHMLS X, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 27, 2023	FHMLS X, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 27, 2023	By:	*
James N. Topper

Date: September 27, 2023	By:	*
Patrick J. Heron

Date: September 27, 2023	By:	**
Albert Cha

Date: September 27, 2023	By:	**
James Brush

Date: September 27, 2023	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on March 29, 2016.
**	This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.